UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 17, 2007

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of article 82 of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

                               SIGNIFICANT EVENT

                   CALL OF A GENERAL SHAREHOLDERS MEETING

BBVA´s board of directors has agreed to convene an extraordinary general shareholders meeting, to be held in  Bilbao, in the “Palacio Euskalduna”,
Abandoibarra street 4, on June 20, 2007, at 12;00 am. on first call and at same place and time, on June 21, on second call, according the attached agenda.

                           EXTRAORDINARY GENERAL MEETING

                              BILBAO, 21st JUNE 2007

                                     AGENDA

ONE.- Increase the Banco Bilbao Vizcaya Argentaria, S.A. capital by a nominal sum of €96,040,000.-, in an issue of 196,000,000 new ordinary shares, excluding pre-emptive subscription rights, in order to fund the acquisition of
100% of the shares representing the capital of the US company, Compass
Bancshares, Inc. (“Compass”, which includes any legal successor), to be fully paid up through non-cash contributions. The issue price of the shares to be issued (nominal price plus issue premium) shall equal the closing price of the
BBVA share on the trading day immediately prior to the closing date of said transaction to acquire Compass, at a minimum of €6.09 per share (higher than the net book value per share for the BBVA shares already in existence) and a maximum equivalent to the result of a 20% increase of the value allocated to the non-cash consideration of the Compass shares by the expert appointed by the Company Registry for the effects established under article 38 of the
Companies Act, having subtracted the part of the consideration in money.

To authorise the board of directors, pursuant to article 153.1.a) of the
Companies Act, to establish the date on which the resolution shall be enacted and to determine the terms and conditions of the capital increase not agreed by the extraordinary general meeting (EGM). Request for listing of new shares.

TWO.- Conferral of authority to the board of directors, which may in turn delegate said authority, to formalise, correct, interpret and implement the resolutions adopted by the EGM.

WARNING: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: May 17, 2007	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of BBVA